Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

May 31, 2013

Matthew Crispino
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonasoft Corporation
            Amendment No. 3 to Offering Statement on Form 1-A
            Filed April 25, 2013
            File No. 024-10327

Dear Mr. Crispino:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated May 9, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 4 to the Form 1-A ("Amendment No. 4"), filed with the Securities and Exchange Commission on April 25, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.3, as amended by the amendment(s).

<u>Offering Price Factors</u>

1. Revise "the after-tax earnings for the last fiscal year" to reflect the company's net losses and loss per share for the year ended December 31, 2012 rather than for the year ended December 31, 2011 as currently presented.

   Company Response: We have revised "the after-tax earnings for the last fiscal year" to reflect the company's net losses and loss per share for the year ended December 31, 2012.

<u>Management Relationships. Transactions and Remuneration, page 40</u>

2. Please revise your disclosures in Section 39(b) to also include a discussion regarding the $400,000 note issued to Mr. Japra on November 3, 2009 as noted from your response to prior comment 23.

Company Response: We have revised our disclosures in Section 39(b) to include a discussion regarding the $400,000 note issued to Mr. Japra on November 3, 2009.

Notes to Financial Statements

General

3. According to the headers to your financial statements, it appears that you are presenting financial information for fiscal years 2010, 2011 and 2012; however, the fiscal 2010 financial data column is not viewable in the printed copies provided. Please ensure that all intended disclosures are included in the hardcopy filings provided to the Staff.

    Company Response: We have revised the financial statements by deleting the fiscal 2010 financial data, adding the first quarter of fiscal 2013 financial data, and reformatting the table so that it is viewable in printed copies.

4. We note that you continue to include numerous references to pre-codification literature throughout your filing. As indicated in our prior comment 17, the reference to SFAS 109 was intended to provide an example of the disclosures you should revise and was not intended to address all the references to pre-codification literature throughout the filing. Please revise to remove all such references and replace with the appropriate codification reference.

    Company Response: We have revised to include appropriate codification.

Note 1. Summary of Significant Accounting Policies and Organization

(A) Organization, page F-S

5. You state that you revised your disclosures in response to our prior comment 18; however, no changes were made to Note 1(A) since your last amendment. Your response indicates you revised this Note to indicate that both the interim and annual financial statements are prepared in accordance U.S. GAAP and yet your disclosures continue to refer to only interim financial information. Please revise your disclosures, to clarify, if true that the unaudited financial statements for <u>both</u> the annual and interim periods, if any, have been prepared in accordance with U.S. GAAP.

    Company Response: We have revised the financial statements for both the annual and interim periods to conform with U.S. GAAP

(G) Revenue Recognition, page F-6

6. We note from your response to prior comment 19 that 20% of the contract price is allocated to deferred maintenance revenues. Please tell us what you mean by "list price as we charge in future as our standard practice." In this regard, clarify whether you typically charge a renewal rate of 20% for your maintenance agreements. If so, tell what percentage of your customers actually renewed at this rate during each of the last two fiscal years. Also, tell us what percentage of the contract price you defer for maintenance when a customer purchases two or three

years of maintenance with their initial license.

In addition, please revise your disclosures in Note 1(G) to discuss your accounting for multiple-element arrangements.

Company Response: The disclosure in Note 1(G) is correct as stated. We do allocate revenue from maintenance contracts over the service period.

Our fees for a maintenance contract are calculated based on the length of the contract term and are due at the beginning of the term. The term may be one, two or three years. The amount paid is a percentage of the software license list price as follows:

One year maintenance contract   – 20%
Two year maintenance contract   – 17 ½%
Three year maintenance contract – 15%

Although cash is collected at the time of sale, this revenue is deferred for allocation monthly over the term of the contract.

At the end of the term a maintenance agreement may be renewed for one, two or three years as stated above. Our experience to date has been that most (over 90%) one year contracts are renewed for another year

7. We note from your response to prior comment 20 that maintenance contracts are billed at the beginning of the term and revenue is recognized ratably over the contract term, which can vary from 12 months to 24 or 36 months. Considering your maintenance contracts may extend beyond one year, tell us why you have classified all of your deferred maintenance revenue in current liabilities. Please explain or revise your disclosures accordingly.

Company Response: The revenue is classified in current liabilities since the contracts may begin in months other than January.

Note 7. Commitments and Contingencies, page F-1 I

8. We note your response to prior comment 40. Please revise your disclosures in Note 7 as follows:

- Clarify that the product development agreement discussed in Note (B) relates only to your e-mail archiving licenses;
- Disclose in Note (B) the amount of the project costs paid by the developer that are used to determine the royalty rate percentages paid; and
- Disclose in Note (B) the amount of liability applicable to the November 2007 agreement ($11,617) and revise the disclosures in Note (C) to reflect only the accrued
liability applicable to the 2003 royalty agreement ($219,149) as indicted in your response.

Company Response: We have our disclosures in Note 7 to address the above points.

Note 9. Convertible Note Payable - Related Party, page F-12

9. We note the breakdown of your notes payable as provided in your response to prior comment 23 and we have the following additional comments:

- Please clarify which of the notes provided in your response is the convertible note issued in 2007 as discussed in Note 9. To the extent that you do not have any convertible note outstanding, please revise your disclosures accordingly;
- Please provide the maturity date and interest rate for each of the notes included in your response;
- Revise your disclosures in Note 9 to include a discussion of each note as provided in your response, including the terms of such notes as requested herein;
- Revise to reclassify to current liabilities each loan that has passed its maturity date or has a maturity date in 2013. In this regard, at a minimum, Dr. Japra's note payable with a balance of $647,994.80 at December 31, 2012 should be reclassified; and
- The debt information provided in the capitalization table on page 30 should reflect only the company's short-term and long-term debt instruments, which according to your response total only $ 1,276,138. Please revise your disclosures accordingly.

Company Response: We have revised to address the above points.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation

By:

Nand (Andy) Khanna

President and Chief Executive Officer